Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (“Inspira Technologies” or the “Company”) will be held on October 18, 2022, at 4:00p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The agenda of the Meeting includes proposals:

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO firm, an independent registered public accounting firm, as the Company’s independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting;

2.	To re-elect Mr. Dagi Ben-Noon, Mr. Joe Hayon, Prof. Benad Goldwasser, Mr. Tal Parnes, Mr. Lior Amit and Mrs. Limor Rozen as members of the Board of Directors until the next annual general meeting of shareholders;

3.	To change the Company name and to amend the Company’s Articles of Association accordingly;

4.	To approve an amendment to the terms of compensation of Mr. Tal Parnes, a member of the Board of Directors for a limited period of time; and

5.	A discussion regarding the Company’s financial statements and annual report for the year ended December 31, 2021.

Board Recommendation

Our board of directors (the “Board of Directors”) recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement.

Record Date

Shareholders of record at the close of business on September 15, 2022 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1, 2 ,3 and 4 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value (the “Ordinary Shares”) of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting is attached to the proxy statement, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, Chief Financial Officer of the Company, and Joe Hayon, President and director of the Company, or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Sincerely,

Benad Goldwasser
Chairman of the Board of Directors

September 8, 2022

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

    PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON October 18, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on October 18, 2022, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 18, 2022, at 6:00 p.m. Israel time (the “Adjourned meeting”). At the Adjourned meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), each of Proposals No. 1, 2 ,3 and 4 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 H-Tidhar Street, Ra’anana 4366504, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (”SEC”) on a Report on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than October 8, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than October 13, 2022.

One shareholder holding Ordinary Shares, which reflect 5% or more of the Company’s share capital and voting rights (552,749 shares), is entitled to examine the proxy and voting material, according to applicable law.

It is noted that there may be changes on the agenda after publishing the proxy, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT ZIV HAFT, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF BDO FIRM, AS THE COMPANY’S INDEPENDENT AUDITOR FIRM OF THE COMPANY AND TO AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO DETERMIN THEIR COMPENSATION UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO (“Ziv Haft”), as the Company’s independent auditing firm until the next annual general meeting, after examining, among other things, their expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and their independence as auditors.

The Company’s Board of Directors determined, pursuant to the recommendation of the Company’s audit committee, that Ziv Haft’s compensation is reasonable, after examining, among other things, the scope of their work, and the complexity and scope of the Company’s activities.

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Ziv Haft in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Ziv Haft requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT THE DIRECTOR NOMINEES AS MEMBERS OF THE BOARD OF DIRECTORS UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Amended and Restated Articles of Association provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Company’s Board of Directors currently consists of six (6) directors. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires.

The Company’s Board of Directors has approved the nomination of each of the following for re-election as members of the Board of Directors – Mr. Dagi Ben-Moon, Mr. Joe Hayon, Prof. Benad Goldwasser, Mr. Tal Parnes, Mr. Lior Amit and Mrs. Limor Rozen (the “Director Nominees”). The Company’s Board of Directors recommends that the shareholders re-elect each of the Director Nominees until the next annual general meeting.

Each of the Directors Nominees, whose Professional background is provided below, has advised the Company that they are willing, able, and ready to serve as directors if re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of the Directors.

In addition, the Audit Committee and Board has determined that each of Prof. Benad Goldwasser, Mr. Tal Parnes, Mr. Lior Amit and Mrs. Limor Rozen is independent under the Nasdaq listing standards.

Subject to the re-election of the Director Nominees, they will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers (“D&O”) insurance.

Set forth below is certain biographical information regarding the background and experience for each nominee:

Mr. Dagi Ben-Noon

Mr. Dagi Ben-Noon has served as the Company’s Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as the Company’s Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon founded the Company together with Dr. Udi Nussinovitch and Mr. Joe Hayon in February 2018. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel

Mr. Joe Hayon

Mr. Joe Hayon has served as the Company’s President and Chief Financial officer since July 2020 and as a director since November 2020. Prior to that, Mr. Hayon served as the Company’s Chief Executive Officer from March 2018 to June 2020. Mr. Hayon founded the company together with Dr. Udi Nussinovitch and Mr. Dagi Ben-Noon in February 2018. Mr. Hayon has over 20 years of experience in managerial roles. From 2001 to 2005, Mr. Hayon worked as a treasurer and cost accountant at Sanmina Ltd. (formerly known as Elscint). From 2006 to 2007, Mr. Hayon worked as chief financial officer for Arazim Group. He worked for Plasan Sasa Ltd. From 2007 to 2018 as the company’s chief information officer and group controller. Mr. Hayon has a B.A. in Business and Economics and an MBA with a major in Marketing and Financing, both from the University of Manchester, as well as a Business Management Diploma from Damelin College.

Prof. Benad Goldwasser

Prof. Benad Goldwasser has served as chairman of the Company’s Board of Directors since February 2021. Prof. Goldwasser is a urologic surgeon, inventor, entrepreneur and venture capital investor with vast experience in leading high growth, publicly traded medical companies. In 1993, Prof. Goldwasser co-founded Vidamed Inc., which was acquired by Medtronic Inc. (NYSE: MDT). In 1994, Prof. Goldwasser co-founded Medinol Ltd., in partnership with Boston Scientific (NYSE: BSX). Prof. Goldwasser has served as chairman of the board of directors of Save Foods, Inc. (OTC: SAFO) between May 2018 and May 2021 and as chairman of the board of directors of ScoutCam Inc. (OTC: SCTC) since March 2019. He is a member of the board of directors of Innoventric Ltd. since September 2017. Prior to that, Prof. Goldwasser has served as chairman of the board of directors of Medigus Ltd. (Nasdaq and TASE: MDGS) from September 2018 to December 2019, and as a consultant to Shanghai-Israel Investment Fund from May 2016 to May 2019. In 2016, Prof. Goldwasser launched a venture capital fund partnered with Shanghai Alliance Investment Ltd (SAIL), a Shanghai Government investment company. Prof. Goldwasser has also served on the board of directors of BioCanCell Ltd. (TASE: BICL) from 2013 to 2016. Prof. Goldwasser holds an MD and MBA from Tel-Aviv University.

Mr. Tal Parnes

Mr. Tal Parnes has served on the Company’s Board of Directors since July 16, 2021. Mr. Parnes was a co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes was a co-founded and served as a chief executive officer at HQL Pharmaceuticals Ltd. from 2010 to 2015.  Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as a chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University.

Mr. Lior Amit

Mr. Lior Amit has served on the Company’s Board of Directors since August 1, 2021. Since 2014, Mr. Amit has served as a private financial advisor for both high net worth individuals and companies and serves as a director in Scoutcam Inc., ICIC, an Israeli credit insurance company, Nirplex and Ronimar LTD. Mr. Amit was the CFO of the BBR Saatchi & Saatchi advertising group in Israel from 1996 to 2013, helping to turn it into a leading local advertising company including advertising agencies, media operations and digital and content, growing from 40 employees to 250 employees. Mr. Amit holds a Master of Business Administration (Finance and Insurance) and a B.A. in Economics and Accounting from the Tel Aviv University. Mr. Amit is a Certified Public accountant in Israel and holds an advisor license with the Israeli Securities Authority.

Mrs. Limor Rozen

Mrs. Limor Rozen has served on the Company’s Board of Directors since July 16, 2021. Mrs. Rozen has been working as a senior consultant at Vecon Ltd. from 2019. Prior to that, Mrs. Rozen was co-founded and served as a chief executive officer and  general manager of zzoo from 2017 to 2020. From 2012 to 2017, Mrs. Rozen served as a chief operating officer of 365 Technologies Ltd. Mrs. Rozen also served as VP of product and customer projects of Collarity in Palo Alto, California from 2006 to 2011, served as senior team leader at Right Order, Inc., San Jose, California from 2000 to 2006 and as a team leader at Comverse Technology, Inc between 1999 to 2004. Mrs. Rozen holds an MBA with specialization in Technology Management from University of Phoenix, Phoenix, Arizona, and a B.A. in Computer Science from Bar-Ilan University.

The shareholders of the Company are recommended to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Dagi Ben-Noon as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Joe Hayon as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Prof. Benad Goldwasser as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Tal Parnes as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Lior Amit as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mrs. Limor Rozen as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The election of each director shall be voted upon separately.

The appointment of each Director Nominee requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the re-election of each of the Director Nominees.

PROPOSAL 3

TO CHANGE THE COMPANY NAME AND TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION ACCORDINGLY

In accordance with the provisions of the Companies Law, changing the name of a company requires an amendment to the Company’s Articles of Association, and therefore, is subject to the approval of the Company’s shareholders.

Therefore, it is proposed to approve the change of the Company’s name to the following name: “Inspira Technologies Ltd.”, or any other similar name as determined by the Company’s management and approved by the Israeli Registrar of Companies, and to approve an amendment to the Company’s Articles of Association accordingly.

The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.

The Board of Directors believes that changing the Company’s name is appropriate and in the best interest of the Company.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to change the Company’s name as specified above and to amend the Company’s Article of Association accordingly.”

The approval for changing the Company’s name and amending its Articles of Association, accordingly, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

TO APPROVE AN AMENDMENT TO THE TERMS OF COMPENSATION OF MR. TAL PARNES, A MEMBER OF THE BOARD OF DIRECTORS

Under the Companies Law, arrangements concerning compensation for Company’s Director in accordance with the terms of the Company’s compensation policy, as approved by the Company’s shareholders on December 17, 2021 (the “Compensation Policy”), require the approval by the compensation committee, the Board of Directors and Company’s shareholders (by a Simple Majority, as defined above), in that order.

Mr. Parnes has served as a member of the Company’s Board of Directors since July 16, 2021. Mr. Parnes has long term expertise in developing and manufacturing agreements, and therefore, on September 5, 2022 and September 6, 2022, the compensation committee of the Board of Directors (the “Compensation Committee”), and the Board of Directors, respectively, approved an amendment to Mr. Parnes’ compensation for a limited period of time, in order for him to assist the Company with supervising and reviewing original equipment manufacturing (OEM) agreements in which the Company wishes to engage, all as part of his director duties (“Updated Compensation Period”).

During the Updated Compensation Period, Mr. Parnes will not serve as a member of the Company’s audit committee of the Board of Directors and will be replaced on the audit committee by Prof. Benad Goldwasser (see above regarding Prof. Benad Goldwasser independence).

Taking into account numerous factors, including the provisions of the existing Company Compensation Policy and other relevant information and materials presented to them, the Compensation Committee and the Board of Directors voted to recommend that the shareholders approve an amendment to Mr. Parnes’ board compensation such that during the Updated Compensation Period, he will be entitled to an hourly rate of NIS 500 (approx. US$147) for supervising and reviewing original equipment manufacturing (OEM) agreements, up to a maximum of fifty (50) hours in total.

For clarification purposes, Mr. Parnes’ board compensation in the 2022 fiscal year will not exceed the maximum annual compensation for directors as permitted in the Company’s Compensation Policy (i.e. US$50,000).

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an amendment to the terms of compensation of Mr. Tal Parnes, a member of the Board of Directors, during the Updated Compensation Period as specified above.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2021, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 31, 2022, are available on the Company’s website at the following address:

https://inspira-technologies.com/investor-relations/#b2iSecScrollTo

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2021.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolutions.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 8, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 8, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Inspira Technologies Oxy B.H.N. Ltd.
Benad Goldwasser, Chairman of the Board of Directors

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, Chief Financial Officer and Joe Hayon, President and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on October 18, 2022 at 4:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: October 18, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, an independent registered public accounting firm, as the Company’s independent auditor firm of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine their compensation until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2.1	To re-elect Mr. Dagi Ben-Noon as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Mr. Joe Hayon as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Prof. Benad Goldwasser as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Tal Parnes as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Mr. Lior Amit as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-elect Mrs. Limor Rozen as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To change the Company’s name and to amend the Company’s Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an amendment of the terms of compensation for Mr. Tal Parnes, a member of the Board of Directors

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.